FORM OF

AMENDMENT TO

INVESTMENT MANAGEMENT AGREEMENT

This Amendment dated as of May 1, 2010, is to the Investment Management Agreement made as of the 1st day of May, 2007 (the “Agreement”) by and between Templeton Asset Management Ltd., a U.S. registered investment adviser and a corporation organized under the laws of Singapore (the “Manager”) and Franklin Templeton Variable Insurance Products Trust, on behalf of Templeton Developing Markets Securities Fund (the “Fund”).

WITNESSETH:

WHEREAS, both the Manager and the Fund wish to amend Paragraph 5 of the Agreement; and

WHEREAS, the Board of Trustees of the Fund, including a majority of the Independent Trustees of the Fund present in person, approved the following amendment at a meeting called for such purpose on April , 2010.

NOW, THEREFORE, in consideration of the foregoing premises, the parties hereto agree as follows:

The Fund agrees to pay to the Manager a monthly fee in dollars, at the annual rate of the Fund’s daily net assets, as listed below, payable at the end of each calendar month:

1.25%, up to and including $500 million;

1.20% over $500 million, up to and including $5 billion;

1.15% over $5 billion, up to and including $10 billion;

1.10% over $10 billion, up to and including $15 billion;

1.05% over $15 billion, up to and including $20 billion; and

1.00% over $20 billion.

IN WITNESS WHEREOF, this Amendment has been executed on behalf of each party as of the date set forth above.

TEMPLETON ASSET MANAGEMENT LTD.

By:

Gregory E. McGowan

Director

FRANKLIN TEMPLETON VARIABLE

INSURANCE PRODUCTS TRUST

By:

Karen L. Skidmore

Vice President and Secretary